UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N/A

SIGNATURE
EXHIBIT INDEX
EX-5.1

This Report on Form 6-K and Exhibit 5.1 attached hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-159378) dated May 21, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: July 8, 2009

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Maples and Calder regarding the validity of ordinary shares

23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)